GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

February 14, 2014

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: GCI, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 8, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 8, 2013
File No. 0-05890

Dear Mr. Spirgel:

This letter is provided in response to your letter dated February 10, 2014. Included below are your comments that call for a company response, with our answers immediately following each bullet point thereafter.

Form 10-Q for the quarterly period ended September 30, 2013

Condensed Notes to the Interim Consolidated Financial Statements
(7) Segments, page 22

1. We note your response to comment 2. To help us understand how you identified your operating segments, please provide the following information:

•
Please explain why you believe that the exclusion of certain overhead expenses, such as, depreciation and amortization expense, interest income, interest expense and income tax expense and SG&A, from customer type financial information results in a lack of discrete financial information. Please provide us with your analysis to explain in more detail how you determined what represents discrete financial information and how you evaluated this criterion.

Introductory Statement
GCI, Inc. sells a multitude of services and products to different customer types. We are a capital intensive company and virtually all of our revenues directly result from our network infrastructure. For example our undersea fiber optic cable generates wireless, Internet, video, long distance, data network, managed broadband and indefeasible rights to use revenues for residential, commercial, governmental and other common carrier customers.

Our annual capital investment and infrastructure maintenance averages approximately 27% of revenues and capital expenditures are critical to our revenue and EBITDA growth. The allocation of our capital expenditure budget is one of the primary strategic decisions made by our CODM and is based upon future revenue or cost reduction potential. For example a Wireline segment capital project to extend our local area network will increase Internet, video, long distance, local service and data network revenues for residential, commercial, governmental and other common

Securities and Exchange Commission
February 14, 2014

carrier customers. Our CODM will analyze the potential return on the local area network project by comparing the total capital expenditure to the future revenue across the products and services and customer types driven by this shared infrastructure.

Response
We believe the exclusion of certain overhead expenses results in a lack of discrete information when those expenses are used by the CODM to allocate resources and assess performance. We are a capital intensive company and virtually all of our revenues directly result from our network infrastructure. Our infrastructure growth drives revenue and EBITDA growth across our products, services, legal entities and customer types. Our CODM makes key capital investment decisions on the allocation of our capital expenditure budget between our Wireless and Wireline operations based upon his assessment of the potential of their future results. Since our infrastructure and its significant maintenance costs are shared across customer types and products and services we must look at revenue and direct expenses at a level equal to our capital addition tracking which is Wireless and Wireline.

Our revenue and direct expenses are not discrete financial information because, as discussed above, our shared infrastructure and overhead costs are integral to our revenue and we are unable to segregate significant infrastructure costs between customer types. We believe that discrete financial information, for purposes of determining an operating segment, must first be that information that is reviewed by the CODM to make decisions about resource allocation and assess a company’s performance.

Per ASC 280-10-50-1 an operating segment is defined as a component of a public entity having all of the following characteristics:

◦	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

◦	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

◦	Its discrete financial information is available.

We believe the guidance in ASC 280 requires us to determine the segments we will publicly report using the management approach. Applying the management approach within our company means that we first identify how our internal organization makes operating decisions and assesses performance. Proper identification of our 2013 operating segments was influenced first by the identification of our management approach after which the decision of whether discrete financial information was available was easily answered.

Due to the nature of our company we must track activities in a variety of different manners to analyze results; therefore, we have varying levels of information available in several different ways, for example, by products and services, by legal entity, or by type of customer. The existence of financial detail is one of three requirements to have an operating segment and we do not manage our significant capital expenditure allocation by customer type or products and services; we manage this allocation by the higher level Wireless and Wireline groupings due to our shared infrastructure. Despite the availability of revenues and direct expenses at different levels we must look to our CODM’s management as the deciding factor to identify our operating segments therefore, we conclude that our operating segments are Wireless and Wireline.

Securities and Exchange Commission
February 14, 2014

•
You indicate that information by customer type is presented in your financial press release to explain changes in your operating results. Tell us whether this information is also included in the report regularly reviewed by your CODM.

Response
We have provided the users of our financial statements with additional information on our Wireline segment by including revenue, cost of goods sold (excluding depreciation and amortization) and an allocation of SG&A expenses by customer type in our financial press releases. The primary report regularly reviewed by our CODM is called the “Consolidated Forecast.” The Consolidated Forecast is organized by the Wireless and Wireline segments. The Wireline segment section includes revenue, cost of sales and gross margin by customer types and by products or services within each customer type. The report also includes direct operating costs by customer type and operating costs from our overhead departments within the Wireline segment. The report summarizes all of the Wireline activity by showing adjusted EBITDA by customer type and a total of “vertical” or overhead departments. The report does not show the overhead departments allocated to the customer types and therefore does not sum by customer type in the same manner as the information presented in our financial press releases.

•	Describe the changes in processes and information that is utilized by your chief operating decision maker in assessing the performance and allocation of resources to your segments.

Response
During 2012 there were several major events that resulted in changes in our processes and the information the CODM uses to assess performance and allocate resources as a segment level:

◦
We expected Verizon to enter the Alaska wireless market in the summer of 2013. AT&T Wireless had been a competitor in the Alaska market for several years and the competitive pressures caused by having two national carriers in the Alaska marketplace caused us to reevaluate our business focus.

◦
On June 4, 2012, we entered into an Asset Purchase and Contribution Agreement with another Alaskan wireless carrier, Alaska Communications Systems Group, Inc. (“ACS”), under which both parties agreed to contribute their respective wireless network assets to a new company, The Alaska Wireless Network (“AWN”). We expected the transaction to close in 2013 and we understood that our new focus must be on providing a robust, statewide network with the spectrum mix, scale, advanced technology and cost structure necessary to compete with Verizon and AT&T Wireless in Alaska.

◦	The increased importance of wireless services to our customers.

These transformative changes in 2012 changed our business focus in 2013 and directly impacted the way in which we manage our company resulting in a review of our operating segments. Following are the changes in processes and information that is utilized by our CODM in assessing the performance and allocation of resources to our segments:

◦
In 2012 we had an EVP/COO position that reported to our CEO and was the general manager over our entire operation. In 2013 the EVP/COO became responsible for the Wireline operations and the newly created EVP, Wireless position became responsible for Wireless operations. Our organization has no other executive vice president positions managing our revenue-producing or facilities management activities. Additionally, a new management team reporting to the EVP, Wireless was created to ensure a focus on separate Wireless operations.

Securities and Exchange Commission
February 14, 2014

◦
In 2013 key capital investment decisions, the primary strategic decisions made by our CODM, begin with the decision of how many capital dollars should be allocated to Wireless and Wireline. It is then the decision of our EVP/COO and EVP, Wireless to allocate the capital dollars within their segments across products, services, geographical locations, legal entities and/or customer types.

◦	To provide relevant information to our CODM, EVP/COO and EVP, Wireless we changed our financial reporting structure and reports so they can easily see the EBITDA for each of their segments.

•	Please provide us with a copy of the primary report regularly reviewed by the CODM.

Response
A copy of the primary report regularly reviewed by our CODM has been provided separately with a Freedom of Information Act Confidential Treatment request pursuant to Rule 83 (17 C.F.R. §200.83) and Rule 12b-4 of the Securities Exchange Act of 1934.

We acknowledge our responsibility for the adequacy and accuracy of the disclosure in our filings.

We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If after you have had a chance to review this letter and still have questions regarding our accounting treatment, we respectfully request a conference with the staff to discuss your concerns and how we may adequately address them.

Please contact the undersigned at (907) 868-6952 if you have additional questions or require more information.

Sincerely,

/s/ Peter J. Pounds

Peter J. Pounds
Senior Vice President,
Chief Financial Officer,
Secretary, Treasurer and Director
GCI, Inc.